

June 5, 2015

Via E-mail
Efraim Baruch
Chief Executive Officer
deltathree, Inc.
1 Bridge Plaza
Ft. Lee, NJ 07024

>   **Re: deltathree, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 14, 2015**
>   **File No. 000-28063**
>   **Schedule 13E-3 filed by deltathree, Inc., D4 Holdings, LLC et al.**
>   **Filed May 14, 2015**
>   **File No. 005-57701**

Dear Mr. Baruch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide the information required by Items 1004(e), 1007, 1016(b) and 1014(d) of Regulation M-A.

2.   Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3.

3.   Please prominently disclose the information required by Items 7, 8 and 9 of
        Schedule 13E-3 in a "Special Factors" section in the front of the disclosure document.
        See Rule 13e-3(e)(1)(ii).

4.   Please provide the information required by Item 1014(a) of Regulation M-A. While you
        disclose that the board of directors determined that the transaction was "in the best
        interests of deltathree and its stockholders," the item requires that both the subject
        company and affiliates filing the statement state whether they reasonably believe that the
        Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. While we
        understand that your position may be that you are voluntarily filing on Schedule 13E-3,
        we believe that you should comply with this and all other applicable items.

Reasons for the Merger; Recommendation of the deltathree Board, page 12

5.   Please disclose whether the filing persons considered current and historical market prices.
        If not, please disclose the reasons for not considering these factors. See Instruction 2 to
        Item 1014 of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from each filing
person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Mark J. Wishner, Esq.
        Greenberg Traurig LLP